SECURITIES AND EXCHANGE COMMISSION
                      Washington, D. C.

                          Form U-57

       NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

      Filing under Section 33(a) of the Public Utility
     Holding Company Act of 1935, as amended (the "Act")

                 NEPC Consortium Power Ltd.

              (Name of foreign utility company)

            El Paso Energy International Company
                    1001 Louisiana Street
                    Houston, Texas  77002

            (Name and address of filing company)


      Communications regarding this Application should be addressed to the following person:

                    Robert W. Baker
                    El Paso Energy International Company
                    1001 Louisiana Street
                    Houston, Texas   77002
                    Telephone:   (713) 420-7021
                    Facsimile:    (713) 420-2813

               cc:  Jeffrey R. Horowitz
                    Ogden Energy Group, Inc.
                    40 Lane Road
                    Fairfield, NJ 07007
                    Telephone:   (973) 882-7355
                    Facsimile:    (973) 882-7357

                    Nauman Ahmad
                    Wartsila NSD North America
                    201 Defense Highway
                    Annapolis, MD 21401
                    Telephone:  (410) 573-2133
                    Facsimile:  (410) 573-2000

                           ITEM 1

     State the name of the entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission, and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. To the extent known, identify each person that holds five percent or more of any class of voting securities of the foreign utility company and describe the amount and nature of the interest.

      El Paso Energy International Company ("El Paso"), acting on behalf of NEPC Consortium Power Ltd., a limited liability company organized under the laws of Bangladesh ("NEPC"), hereby notifies the Commission, pursuant to
Section 33(a) of the Act and Rule 57 thereunder, that NEPC is a foreign utility company within the meaning of Section 33(a) of the Act.

Name and Business Address

                 NEPC Consortium Power Ltd.
                   IDB Bhaban (11th Floor)
                    I/8-A, Rokeya Sharani
               Sher-e-Bangla Nagar, Dhaka-1207
                         Bangladesh

Description of Facilities

      NEPC is developing and constructing a barge mounted dual fuel (heavy oil / natural gas) engine power plant (the "Facility"), consisting of eight diesel generator sets, transformers and related onshore facilities, to be located in Haripur, Bangladesh. The Facility will have an aggregate installed capacity of 120 MW while operating on heavy fuel oil and 115 MW while operating on natural gas. The Facility will also consist of a 132kV interconnecting transmission line and associated equipment, which will be mounted on the barge in order to connect the Facility to the facilities of the Bangladesh Power Development Board (the "BPDB"). The Facility will supply power to BPDB, the state-owned generation and transmission utility in Bangladesh, pursuant to a fifteen-year power purchase agreement. The Facility is currently under construction and is expected to commence commercial operations in the next few months.

     NEPC derives no part of its income, directly or indirectly, from the generation, transmission, or distribution at retail of natural or manufactured gas for heat, lights, or power, within the United States, and NEPC is not a public utility company operating in the United States.



Ownership

     The ownership of NEPC is as follows:

     (a) EPED A Company, a corporation organized and existing under the laws of the Cayman Islands, owns 50% of the issued and outstanding shares of NEPC. EPED A Company is an indirect wholly-owned subsidiary of El Paso Energy International Company, a company organized under the laws of Delaware. El Paso Energy International Company is an indirect wholly-owned subsidiary of El Paso Energy Corporation, a publicly listed company organized in Delaware. Several of El Paso Energy Corporation's subsidiaries, such as El Paso Natural Gas Company and Tennessee Gas Pipeline Company, are subject to regulation by the Federal Energy Regulatory Commission as interstate pipelines in the United States.

     (b) Haripur, Ltd., a company organized under the laws of the Cayman Islands, owns 27.3% of the issued and outstanding shares of NEPC. Haripur, Ltd. is a wholly-owned subsidiary of Wartsila NSD North America, Inc., a corporation organized under the laws of Louisiana. Wartsila NSD North America, Inc. is a wholly-owned subsidiary of Wartsila NSD Corporation, a limited liability company organized under the laws of Finland.

     (c) Ogden One Limited, a company organized under the laws of Mauritius, owns 22.7% of the issued and outstanding shares of NEPC. Ogden One Limited is a wholly-owned subsidiary of Ogden Energy India Investments Ltd., a company organized under the laws of Mauritius, which in turn is an indirect wholly-owned subsidiary of Ogden Energy Group, Inc., a company organized under the laws of Delaware. Ogden Energy Group, Inc. is a wholly-owned subsidiary of Ogden Corporation, a publicly traded company organized under the laws of Delaware.



                           ITEM 2

     State the name of any domestic associate public utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public utility company for its interest in the foreign utility company.

     As noted above, El Paso Energy International Company is an indirect subsidiary of El Paso Energy Corporation, which owns El Paso Natural Gas Company and Tennessee Gas Pipeline Company. Some of the assets of El Paso Natural Gas Company and Tennessee Gas Pipeline Company are subject to regulation by the Federal Energy Regulatory Commission. Neither El Paso Natural Gas Company, Tennessee Gas Pipeline Company nor any of their affiliates are subject to retail rate regulation by any state utility commission. No portion of the purchase price for NEPC was paid by El Paso Natural Gas Company or Tennessee Gas Pipeline Company.


                          EXHIBIT A

     State   certifications,  as  required   under   Section
     33(a)(2) of the Act, have been received from the following state commissions and are attached hereto.

                            None.



                          SIGNATURE

      The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                         EL PASO ENERGY INTERNATIONAL COMPANY



                         By: /s/ Robert W. Baker
                            ___________________________
                                 Robert W. Baker
                            Vice President and Associate
                                General Counsel


Date:     May 20, 1999